

April 21, 2011

via U.S. mail and facsimile

George F. Colony, Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

> RE: **Forrester Research, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 000-21433**

Dear Mr. Colony:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Revenue Recognition, page 16

1. Please fully describe to us the controls and procedures used in determining the average selling prices used to indicate the fair value of the elements of your multi-element contracts. Refer to ASC 605-25-30-2 for guidance. So that we may better understand your accounting, please select a contract that is material to your operations and liquidity and illustrate to us how you have applied the applicable accounting guidance in determining the average selling price. As part of your response please provide the corresponding debits and credits. Additionally, for

contracts sold at a discount please tell us how you apply the discount (i.e. is the discount applied to one element or to all elements based upon their relative fair value, including both delivered and undelivered elements). For contracts that you do not apply the discount to all elements, please tell us the basis for this accounting treatment and discuss the factors that determine whether you apply the discount to one element or to all elements. Please include examples so that we may better understand your fact pattern. In future filings please expand your critical accounting policy for revenue recognition to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed disclosure for future filings.

2. Please disclose the nature of your multiple-deliverable arrangements, the significant deliverables within the arrangements, the general timing of delivery or performance of service for the deliverables within the arrangements, performance, cancellation, termination, and refund-type provisions, a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables, whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable, the general timing of revenue recognition for significant units of accounting and separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration. Refer to ASC 605.25.50.1 and 2 for guidance. In future filings please expand your critical accounting policy to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed future disclosure.

3. You state that advisory service revenues are recognized when the customer receives the agreed upon deliverable. Please tell us what you mean by "deliverable" and whether you recognize revenue as services are provided. If not, please give us an example of an advisory service and describe the revenue recognition process.

Note 4 – Marketable Investments page F-17

4. You state that your Level 2 assets were initially valued at the transaction price and subsequently valued, at the end of each reporting period, typically utilizing third party pricing services or other market observable data. You state that the pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. Given the materiality of these investments, in future filings please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. It is unclear the extent to which management verifies the fair value information provided by the pricing services.

Refer to the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 (Fair Value Measurements) dated September 2008 on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm for guidance on recommended disclosures regarding the application of SFAS 157. In future filings please expand your critical accounting policy to address the above. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us your proposed future disclosure.

5. Please tell us whether management has access to the service auditor's report regarding investment managers. If so, please tell us your procedures to address deficiencies mentioned in the service auditor's report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief